

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 28, 2011

<u>Via Fax & U.S. Mail</u>

Mr. Eric S. Langan
President and Chief Executive Officer
Rick's Cabaret International, Inc.
10959 Cutten Road
Houston, Texas 77066

> **Re:** **Rick's Cabaret International, Inc.**
> **Form 10-K for the year ended September 30, 2010**
> **Filed December 14, 2010**
> **File No. 1-13992**

Dear Mr. Langan:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your response. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Management's Discussion and Analysis
Critical Accounting Policies

Impairment of Long-Lives Assets, Goodwill and Other Intangible Assets, page 19

1. We note that your section on critical accounting policies appears to be a mere repetition of your Summary of Significant Accounting Policies. However, pursuant to FR-60, this section is intended to focus on the sensitivity aspects of your critical accounting policies, that is, the likelihood that materially different amounts would be reported under different conditions or assumptions. In making disclosures under FR-60, registrants need not repeat information that is already included in the financial statements or other sections of the filing. For example, we note that you recorded impairment charges with respect to long-lived assets during the fiscal years ended September 30, 2010 and 2009, as a result of various factors. We also note from your consolidated balance sheet that as of September 30, 2010, $62,076 million or approximately 42% of the Company's total assets consisted of goodwill and indefinite-live intangibles. We further note from the Company's Risk Factor discussion on page 14 that if difficult market and economic conditions continue over the next year or you experience a decrease in revenue at one or more nightclubs, you could incur a decline in fair value at one or more of those nightclubs, that may result in future impairment charges up to the total value of indefinite lived intangible assets.

   Given the materiality of goodwill and indefinite lived intangibles in relation to the Company's total assets, and the fact that adverse economic conditions continue to be present, please tell us and expand your discussion in your critical accounting policies section of MD&A in future filings to discuss whether any of your reporting units were at risk of failing step one of the goodwill impairment test (i.e. fair value was not substantially in excess of carrying value) and if so, include the following disclosures for each reporting until that is at risk of failing step one:

   - Percentage by which fair value exceeded carrying value as of the date of the most recent test;
   - Amount of goodwill allocated to the reporting unit;
   - Description of the methods and key assumptions used and how the key assumptions were determined;
   - Discussion of the degree of uncertainty associated with the key assumptions; and
   - Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

   Please provide us with an example of your proposed disclosure to be included in future filings. If you do not believe that any of your reporting units is at risk of failing step one or that no reporting units are at risk, please specifically state so in your response and in your future filings.

<u>Results of Operations for the fiscal year ended September 30, 2010 as compared to the fiscal year ended September 30, 2009, page 27</u>

2. We note your presentation of Adjusted EBITDA and the related reconciliation to the most comparable GAAP measure on page 28. However, we note that your presentation of EBITDA and the related reconciliation to most comparable GAAP measure has been presented prior to your presentation of your GAAP results of operations on page 28. Please revise future filings so that you present and discuss your results of operations in accordance with GAAP prior to the presentation of any non-GAAP financial measures. Refer to the guidance outlined in Rule 10(e) of Regulation S-K which requires that GAAP measures be presented with equal or greater prominence than any non-GAAP measures.

3. We note the presentation of the non-GAAP measure "diluted adjusted EBITDA per common share" on page 28 of your Annual Report on Form 10-K. Please tell us and revise your disclosures in future filings to explain how this measure is used by the Company's management and why the Company's management believes that this measure provides meaningful information to investors, since the per share measure does not depict the amount that accrues directly to the shareholders' benefit. In addition, please revise future filings to include a reconciliation of this measure to the Company's GAAP net earnings (loss) per share. Refer to the guidance outlined in Rule 10(e) of Regulation S-K.

4. We note your discussion in the last paragraph on page 27 of the measures "income from continuing operations before income taxes excluding impairment charges", income from continuing nightclub operations excluding corporate overhead and impairment charges and before income taxes" and" income from operations from the internet businesses excluding corporate overhead". As all of these measures appear to represent non-GAAP financial measures, please revise your discussion of these measures in future filings to comply with the requirements of Item 10(e) of Regulation S-K. As part of your revised disclosures, please revise to explain why management believes that each of these measures provides meaningful information to investors as well as how each of these measures is used by the Company's management. The disclosure of each of these measures should also be accompanied by the reconciliation of the measure to the most comparable measure determined in accordance with GAAP. Your discussion of your results of operations in the third paragraph on page 31 of MD&A should be similarly revised.

<u>Note E. Goodwill and Intangible Assets, page 54</u>

5. We note that the impairment of licenses of $2,101 and goodwill of $18,112 that are reflected in the rollforward analysis of the Company's licenses and goodwill for 2010 on page 54 do not agree to the impairment of licenses of $3,574 and impairment of goodwill

of $16,640 reflected in the table on the bottom of page 54. Please reconcile and revise these disclosures in future filings or explain why you do not believe this is required.

Note F. Long-term Debt, page 57

6. We note from the disclosure included in Note F that the Company issued approximately $9.2 million in 10% Convertible Debentures during 2010 which are convertible into the Company's common shares at $10.25 per share. We also note that the Company issued warrants in connection with the sale of the 2010 Debentures which were determined to have a fair value of $434,571 which has been accounted for as a debt discount. Please tell us and revise the notes to your financial statements in future filings to indicate how the conversion price for the 10% Convertible Debentures was calculated or determined and indicate whether these obligations provided for a beneficial conversion feature at the time they were issued. If so, please tell us and revise future filings to explain how you valued and accounted for the beneficial conversion feature in the Company's financial statements. Refer to the guidance outlined in ASC 470-20-30.

7. In a related matter, please also explain whether the 10% Convertible Debentures issued during 2009 that were subsequently converted into the Company's common shares during May 2010 at a conversion price of $8.75 per share provided for a beneficial conversion feature at the time they were issued. If so, please tell us and revise future filings to explain how you valued and accounted for the beneficial conversion feature in the Company's financial statements.

Note I. Stock Options

8. We note from the disclosure included in Note I that the Company determined the initial expected life of its stock option grants based upon a simplified method in accordance with ASC 718, giving consideration to the contractual terms, vesting schedules and pre-vesting and post-vesting forfeitures. As it appears that the Company has a number of years of experiences with respect to the historical exercise experience of its stock option grants, please explain why the Company believes the use of the simplified method for determining the expected term of the Company's options is appropriate. Refer to the guidance outlined in SAB Topic 14:C, Question 6.

9. Also, assuming a satisfactory response to the above comment, please revise future filings to disclose the reasons why such method was used, the types of stock options for which the method was used if the method was not used for all stock option grants and the periods for which this method was used if not used for all periods presented in the Company's financial statements.

Note P. Quarterly Results of Operations, page 81

10. Please revise Note P in future filings to disclose the nature and amounts of any material unusual items that affect the comparability of the quarterly information from period to period as required by Item 302(a)(3) of Regulation S-K. For example, we note that the Company recognized a number of impairment charges with regards to long-lived assets during the fiscal years ended September 30, 2010 and 2009.

Other

11. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Effie Simpson at (202) 551-3346, or in her absence, the undersigned at (202) 551-3750 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via Facsimile: Phillip Marshall
(281) 397-6765